

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (301) 718-2444

August 31, 2010

Mr. Andrew C. Florance
President and Chief Executive Officer
CoStar Group, Inc.
2 Bethesda Metro Center
10th Floor
Bethesda, Maryland 20814

> **Re: CoStar Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-24531**

Dear Mr. Florance,

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief